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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)


                           Jonathan B. Eddison, Esq.
                             Diedrich Coffee, Inc.
                               2144 Michelson Dr.
                                Irvine, CA 92612
                                  714-260-1600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 22, 1998
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13D

CUSIP No.     253675                                           PAGE 2 OF 5 PAGES

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   1  NAME OF REPORTING PERSON                                   Timothy J. Ryan
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)

      [ ]  Not Applicable
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                      7   SOLE VOTING POWER
                             616,667
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING               616,667
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      616,667 shares of Common Stock
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]  Not Applicable
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      10%
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  14  TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER.

               This statement relates to the Common Stock, $.01 par value of Diedrich Coffee, Inc. (the "Issuer") with principal offices at:

               2144 Michelson Dr.
               Irvine, CA 92612

ITEM 2. IDENTITY AND BACKGROUND.

               This statement is being filed by Timothy J. Ryan, a United States citizen, whose business address is:

               President and CEO
               Diedrich Coffee, Inc.
               2144 Michelson Dr.
               Irvine, CA 92612

               Mr. Ryan has not during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Ryan has the right to acquire up to 600,000 shares of the Issuer's Common Stock, pursuant to that certain Stock Option Plan and Agreement approved by the Board of Directors on November 17, 1998 and by the stockholders of the Issuer at a Special Meeting held on January 22, 1998. The funds used to purchase 16,667 shares of Common Stock pursuant to the terms of a Stock Purchase Agreement, approved by the Board of Directors on November 17, 1998, were Mr. Ryan's personal funds. The options granted to Mr. Ryan can be exercised, subject to the discretion of the Issuer's Compensation Committee in cash, cash equivalents, delivery of shares of Common Stock or a combination of the foregoing.

ITEM 4. PURPOSE OF TRANSACTION.

               As approved by stockholders at a Special Meeting held on January 22, 1998, Mr. Ryan's Stock Purchase Agreement and options to purchase the Issuer's Common Stock were offered to Mr. Ryan by the Board of Directors of the Issuer as an inducement to accept employment as President and Chief Executive Officer of the Issuer. The stock and options are acquired for investment purposes. Pursuant to the terms of that certain employment agreement dated as of November 17, 1997 between Mr. Ryan and the Issuer, Mr. Ryan was appointed President and Chief Executive Officer of Diedrich Coffee. Mr. Ryan was also elected as a Director of the Issuer. The number of authorized directors was increased from four to six.

               Mr. Ryan joined Diedrich Coffee at the same time as John E. Martin joined the Board of Directors as Chairman. As also approved by shareholders at the Special Meeting on January 22, 1998, Mr. Martin acquired options to purchase up to 850,000 shares of the Common Stock of Diedrich Coffee. Following stockholder approval of the John Martin Option Plan and Agreement, Mr. Martin purchased 333,333 shares of Common Stock pursuant to the terms of a Stock Purchase Agreement approved by the Board of Directors on November 17, 1997.

               Mr. Ryan has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer other than as disclosed herein and in the Issuer's report on Form 8-K dated November 25, 1997, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's articles or bylaws or with respect to delisting or deregistration of the Issuer's securities.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               On November 18, 1997, the Issuer announced that it named experienced restaurant industry executive Timothy J. Ryan, former president of Sizzler USA, and a former colleague of Mr. Martin's at Taco Bell Worldwide, as the Issuer's President and Chief Executive Officer to replace Lawrence Goelman, Interim CEO. As approved by stockholders at a Special Meeting on January 22, 1998, the Issuer entered into a performance based Stock Option Plan and Agreement under which Mr. Ryan was granted the option to purchase up to 600,000 shares of the common stock of the Company. Mr. Ryan also invested $50,000 in the Company pursuant to a private sale of 16,667 shares of restricted stock which closed on January 28, 1998. Until acquired, Mr. Ryan will not have voting or dispositive power over any shares of Diedrich Coffee Common Stock other than the 16,667 shares acquired on January 28, 1998.

               None of the Options are assignable or transferable in whole or in part, and may not, directly or indirectly, be offered, transferred, sold, pledged, assigned, alienated, hypothecated or otherwise disposed of or encumbered (including without limitation, by gift, operation of law or otherwise) except by will or by the laws of descent and distribution to the estate of Mr. Ryan upon his death.

               Prior to Mr. Ryan joining Diedrich Coffee as President and Chief Executive Officer, Diedrich Coffee had 5,391,650 shares issued and outstanding. Pursuant to the foregoing agreements, and following his purchase of 16,667 shares Mr. Ryan would have the right to acquire up to 600,000 shares of Common Stock of Diedrich Coffee or approximately 10% of the issued and outstanding stock of the Company (assuming all shares that Mr. Ryan can acquire are issued) and that no other shares are issued before Mr. Ryan exercises his options in full.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Two significant stockholders of the Company, D.C.H., L.P., ("DCH") and Martin R. Diedrich ("MRD"), entered into a Voting Agreement and Irrevocable Proxy with Mr. John Martin, Chairman, dated as of November 17, 1997. Under the agreement Mr. Martin received the irrevocable proxy of these stockholders to vote in favor of his Stock Option Plan and Agreement to be voted on at a Special Meeting of the stockholders of the Company. Pursuant to this agreement, shares representing approximately 39% of the voting stock of the Company were committed to vote in favor of Mr. Martin's Stock Option Plan and Agreement. The Stock Option Plan and Agreement and Stock Purchase Agreement with Mr. Ryan were approved at a Special Meeting of Stockholders held on January 22, 1998.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               None.

               Mr. Ryan's employment agreement, Stock Option Plan and Agreement and the Voting Agreement between D.C.H., LP, Martin R. Diedrich and John E. Martin were all filed as exhibits to the Issuer's Report on Form
8-K dated November 25, 1997.



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                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

Dated: March 2, 1998

                                            By: /s/  TIMOTHY J. RYAN
                                               ---------------------------------
                                                     Timothy J. Ryan